SECURITIES AND EXCHANGE COMMISSION
                  WASHINGTON, DC 20549



                        FORM 6-K



                P&O PRINCESS CRUISES PLC



            REPORT OF FOREIGN PRIVATE ISSUER
        PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
           THE SECURITIES EXCHANGE ACT OF 1934

                    For the month of
                      April 2003



                     Not Applicable
     (Translation of registrant's name into English)

          77 New Oxford Street, London WC1A 1PP
        (Address of principal executive offices)

 Indicate by check mark whether the registrant files or
                will file annual reports
          under cover of Form 20-F or Form 40-F

              Form 20-F X    Form 40-F ___

    Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission
    pursuant to Rule 12g3 - 2(b) under the Securities
                  Exchange Act of 1934

                  Yes  ____       No  X

   If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3 -
                        2(b) 82 -

                        SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                P&O PRINCESS CRUISES PLC

Date:      2 April 2003      By:  /s/  Simon Pearce
                               Name: Simon Pearce
                              Title: Company Secretary


P&O Princess Cruises plc ("the Company")
P&O Princess Cruises Employee Benefit Trust ("the Trust")
In connection with the exercise of awards granted under the P&O Princess Cruises Deferred Bonus and Co-Investment Matching Plan ("the Plan"), the Trustee of the Trust sold 65,000 ordinary shares in the Company ("Shares") at a price of 407.5 pence per share on 1 April 2003. None of the awards was exercised by a director of the Company.

Following this sale, the Trustee holds a total of 1,475,483 Shares for the purpose of satisfying awards granted under the Plan. Each of the executive directors of the Company is a potential beneficiary of the Trust and is regarded for Companies Act purposes as interested in all the Shares held by the Trust, although the Shares held are also for the benefit of other employees of the Company. Despite the technical interest in the Shares, a director will only be entitled to receive from the Trust that number of Shares to which he would be entitled on exercise of an award or option which has been granted to him.